Direct Dial: 312/645-4223
Howard.Malovany@Wrigley.com
November 7, 2006

Jill Davis
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3651
Mail Stop 7010

Re:	Wm. Wrigley Jr. Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 001-00800

Dear Ms. Davis:

          This letter is to confirm the conversation today with John Cannarella regarding the comment letter from the Staff of the Securities and Exchange Commission dated November 1, 2006 (the “Comment Letter”), relating to the above-referenced filings of Wm. Wrigley Jr. Company (the “Company”).

          We are in receipt of the Comment Letter and are currently in the process of preparing a detailed response.  However, due to schedule constraints, the Company is not able to respond within the ten business day period noted in the Comment Letter.  Consequently, and in accordance with the conversation, the Company respectfully requests that we be allowed until November 30, 2006 to submit our response to the Comment Letter.

          Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (312) 645-4223 or Luis F. Machado at (312) 645-4940.  Thank you for your assistance.

Very truly yours,

/s/ Howard Malovany

Howard Malovany
Vice President, Secretary and General Counsel
HM/eaa
cc: Luis F. Machado